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                            August 2, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Zcash Trust (ZEC)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Zcash
Trust (ZEC)
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10
                                                            Filed June 29, 2022
                                                            File No. 000-56433

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. Your disclosure on page 20 that the Zcash Network was cloned to launch Zclassic appears to be inconsistent with
your statement on page 5 of the "An Introduction to Horizen"
                                                        document on your
website that states that the Zclassic Network is a fork of the Zcash
                                                        Network. Please revise
for clarity or tell us why the disclosure in your registration statement differs from
the information on your website. In this regard, we note that the information should be
consistent.
   2. We note from your disclosure that you will transact in ZEC, for example receiving ZEC from the Authorized
Participant and selling ZEC to raise the funds needed for the payment of any Additional Trust
Expenses. Please describe the AML, KYC and any other
 Michael Sonnenshein
Grayscale Zcash Trust (ZEC)
August 2, 2022
Page 2
         procedures conducted by the Trust, Sponsor and Authorized Participant to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity. To the extent the Trust, Sponsor or Authorized Participant may not know the counter-party when transacting in ZEC, please add risk factor disclosure regarding the potential risk of transacting in ZEC with a sanctioned entity and the impact if such a transaction occurs.
Overview
The Trust and the Shares, page 4

3. Please disclose here that "[t]he Sponsor does not intend to permit the Trust to continue holding ZEC (and therefore would dissolve the trust) if the Sponsor determines it is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination."
Risk Factors Related to the Regulation of the Trust and the Shares
A determination that ZEC or any other digital asset is a "security" may adversely affect..., page
37

4. Refer to your response to comment 15 and your revised disclosure on page 38 in which you state that due to the fact-based nature of the analysis regarding whether ZEC is a security, the Sponsor acknowledges that ZEC, in its current form and/or if the characteristics of ZEC change over time, may in the future be found by the SEC or a federal court to be a security. Please revise your disclosure to clarify that ZEC, based on the relevant facts as they exist today, may be a security under the federal securities laws.
5.       Please remove your statement that    the SEC staff has not provided
any guidance as to the
         security status of ZEC    as it is inconsistent with your disclosure
elsewhere in this risk
         factor. We note, for example, your disclosure that the Sponsor, in conducting its analysis,
         takes into account a number of factors, including    reports, orders,
press releases, public
         statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.

6. We note your statement that the Sponsor discusses the security status of ZEC with its external securities lawyers. Please revise to clarify, if true, that external securities counsel has provided the Sponsor with a memorandum regarding the status of ZEC under the federal securities laws.
Overview of Zcash, page 49
FirstName LastNameMichael Sonnenshein
7. We note your disclosure that as of March 31, 2022, most ZEC transactions are unshielded
Comapany    NameGrayscale
       transactions.        Zcash to
                     Please revise Trust (ZEC)the percentage of shielded versus unshielded disclose
Augusttransactions.
        2, 2022 Page 2
FirstName LastName
 Michael Sonnenshein
FirstName  LastNameMichael
Grayscale Zcash Trust (ZEC) Sonnenshein
Comapany
August     NameGrayscale Zcash Trust (ZEC)
       2, 2022
August
Page 3 2, 2022 Page 3
FirstName LastName
Forms of Attack Against the Zcash Network, page 60

8. We note your response to comment 21. Please add a cross-reference in this section to your disclosure on pages 22 and 49 regarding the NU5 Upgrade which appears to have been made to remove a potential vulnerability related to minting ZEC. In addition, please clarify the role of "shielded pools" on the Zcash Network.
Principal Shareholders, page 92

9. Please disclose here that, on March 2, 2022, the Sponsor authorized the purchase of up to
         10 million Shares of the Trust by Digital Currency Group, Inc. ("DCG"), and disclose the number of Shares that DCG has purchased pursuant to the authorization. Also, please add a risk factor that addresses the Sponsor's authorization of DCG's purchase of up to 10 million Shares of the Trust and the potential impact to the Trust should DCG choose to purchase some or all of these Shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter
Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance